Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2013

The following management’s discussion and analysis (‘‘MD&A’’) of the financial condition and results of operations of Rio Alto Mining Limited (the “Company” or “Rio Alto”) together with its subsidiaries is as of March 28, 2014. It is intended to be read in conjunction with the Company’s audited consolidated financial statements (the “Financial Statements”) for the year ended December 31, 2013 and other corporate filings available at www.sedar.com (“SEDAR”). The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Financial Statements and MD&A are presented in United States dollars. All amounts reported herein, except per share and per ounce amounts, are expressed in thousands of United States dollars unless otherwise identified.

This MD&A contains forward-looking information and forward-looking statements. The principal assumptions used to prepare forward-looking information are described within the cautionary statement regarding forward-looking information under the heading “Cautionary Statement on Forward-Looking Information”, which forms part of this MD&A.

The Company has included non-IFRS performance measures (see non-GAAP Measures below) – for World Gold Council (“WGC”) adjusted operating costs, all-in sustaining costs and all-in costs, and Rio Alto’s tax inclusive cash operating, all-in sustaining and all-in costs throughout this document. The WGC guidance for determination of adjusted operating costs, all-in sustaining costs and all-in capital costs include non-cash items such as share-based compensation and provisions for future reclamation costs, which are accounting estimates. Not included in the WGC guidance are cash taxes. Rio Alto’s operating and capital investment decisions are based on expected after-tax returns and management believes that a better performance measure excludes non-cash accounting estimates and includes cash taxes.

The Company uses after-tax performance measures to monitor its operating cash costs and capital spending and believes these measures provide investors and analysts with useful information about the Company’s performance and underlying cost structure. The Company also reports the WGC performance measures, which have been widely adopted by its peers, in order to facilitate comparison of the Company to such peers. Both Rio Alto’s after-tax and the WGC measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Management is responsible for the Financial Statements referred to in this MD&A and provides officers’ disclosure certifications to that effect.

Additional information about Rio Alto may be found at the Company’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com.

Company Overview

The principal business of the Company is mining the gold oxide deposit at the La Arena Gold Mine (“Phase I”) and conducting a feasibility study on the economic viability of further developing the adjacent copper/gold sulphide deposit (“Phase II”), together with Phase I, the “La Arena Project” in Peru. La Arena S.A. (“La Arena”) owns 100 per cent of the La Arena Project. La Arena is an indirect, wholly owned subsidiary of the Company.

Rio Alto has five wholly-owned subsidiaries – La Arena, Rio Alto S.A.C. and Empresa de Energia Yamobamba S.A.C., each incorporated under the laws of Peru, Rio Alto Insurance Limited, incorporated under the laws of Barbados and Mexican Silver Mines (Guernsey) Limited (“MSMG”) incorporated under the laws of Guernsey.

The Company is a reporting issuer in British Columbia, Ontario and Alberta and its common shares trade on the Toronto Stock Exchange (“TSX”) and the Bolsa de Valores de Lima under the symbol “RIO”, the New York Stock Exchange under the symbol “RIOM” and the Frankfurt Stock Exchange under the symbol “MS2”.

Highlights for the quarter ended December 31, 2013

  Net income was $10.0 million ($0.06 per share).

  Cash provided by operations was $16.6 million.

  Costs per ounce were as follows:

	Fourth Quarter 2013
Costs per ounce	WGC	RIO (after tax)[1]

Adjusted operating costs per ounce	$567	$520
All-in sustaining costs per ounce	$786	$1,057
All-in costs per ounce	$912	$1,183
1 – Management’s operating and investment decisions are based on expected after-tax cash flows.

  Gold produced and sold was 70,558 ounces at an average realized price of $1,237 per ounce.

  Capital investments of $19.1 million included $5.8 million on property development and $13.3 million for plant and equipment.

  Taxes included in the Rio Alto sustaining and all-in cost measures amounted to $20.1 million or $284 per ounce for the quarter. These taxes are not included under the WGC guidance.

  Mining of the Ethel oxide pit was completed in October 2013. Gold mined from 2011 to October 2013 amounted to 114,534 ounces from 6.2 million tonnes of ore grading 0.58 grams of gold per tonne. The reserve estimate for this pit was 4.6 million tonnes of ore grading 0.46 g/t gold containing 68,581 ounces of gold.

Highlights for the year ended December 31, 2013

  Oxide ore reserves increased to 1 million ounces.

  Net income amounted to $30.8 million ($0.17 per share).

  Cash flow from operations was $77.4 million.

  Gold produced and sold was 214,742 ounces at an average realized price of $1,336 per ounce.

  Costs per ounce were as follows:

	Financial Year 2013
Per ounce	WGC	RIO(after tax)[1]

Adjusted operating costs per ounce	$650	$603
All-in sustaining costs per ounce	$880	$1,055
All-in costs per ounce	$1,073	$1,248
1 – Management’s operating and investment decisions are based on expected after-tax cash flows.

  Capital investments amounted to $80.0 million and included $18.4 million for mineral property expenditures and $55.9 million for plant and equipment.

  During the year cash of $10.1 million was used to partially settle the Gold Prepayment Agreement. (“Prepayment”)

  Taxes included in the Rio Alto sustaining and all-in cost measures amounted to $41.4 million or $193 per ounce for the year. These taxes are not included under the WGC guidance.

2014 WGC Guidance Update and Revision

On January 21, 2014, the Company issued production and cost guidance for 2014. Production of gold was expected to fall within a range of 190,000 to 210,000 ounces. WGC adjusted operating costs were estimated to range from $629 to $695 per ounce of gold. WGC all-in sustaining costs were expected to be between $824 and $911 per ounce and total all-in costs were estimated to fall within a range of $990 to $1,094 per ounce. This guidance was based on a mine plan and budget prepared in late 2013. The principal assumptions used to prepare Rio’s Alto’s initial 2014 guidance and forward-looking information were:

  An average price of $1,200 per ounce of gold

  Mining approximately 11,577,000 tonnes of ore and 18,885,000 tonnes of waste resulting in a waste to ore ratio of 1.6:1

  An average grade of ore mined of approximately 0.62 g/t gold

  An average exchange rate of 2.8 soles equal to USD1

  An average cost of $4.00 per gallon of diesel

  Share-based compensation expense of $2.0 million and asset retirement provision of $1.5 million, which approximates budgeted cash remediation expenditures

  Completion of a connection to the Peru national power grid in Q3

  Sustaining capital expenditures of approximately $35.4 million with the majority of such spending to occur during the first nine months of the year

  Expansion capital spending of about $26.1 million spread more or less evenly throughout the year

  Exploration expenditures directed at increasing reserves of approximately $8.2 million.

On February 24, 2014 Rio Alto announced an increase in gold oxide reserves. A new life-of-mine plan was completed as part of the work required for the new ore reserve estimate and the 2014 mine plan and capital spending program was revised as set out below. 2014 production is expected to fall within a range of 200,000 to 220,000 ounces of gold. The assumptions used for the revised 2014 guidance are the same as the assumptions set out above, except that:

  Mine production will be approximately 17,518,000 tonnes of ore and 15,513,000 tonnes of waste resulting in a waste to ore ratio of 0.9:1

  The average grade of ore mined will be about 0.45 g/t gold

Capital expenditures in 2014 are expected to amount to approximately $56.4 million of which about $26.7 million will relate to sustaining current operations and $29.7 will be for expansion activities as set out in the following table:

(millions)	Sustaining	Expansion	Total Capital

Leach pad	$11.4	$-	$11.4
Waste dump	4.0	-	4.0
Water treatment plant	2.2	-	2.2
Power line	-	8.0	8.0
Process plant	-	2.8	2.8
School expansion	-	0.8	0.8
Various civil work & other	4.4	-	4.4
Completion of 2013 projects	4.7	-	4.7
Phase II (Cu/Au project)	-	18.1	18.1

Total	$26.7	$29.7	$56.4

Rio Alto’s 2014 after tax cost guidance

For 2014, the Company expects taxes, based on an average realized gold price of $1,200, to approximate $32.0 million or about $145 to $160 per ounce of gold. Future tax costs are difficult to predict given that they are based on operating profit, which is a function of production, realized selling prices, variable prices for materials, supplies and services and numerous other factors. Following is management’s estimate of the Company’s after tax performance measures.

	$ (millions)	Per Ounce

Operating costs	130.6	$594 - $ 653
Remediation costs	1.5	7– 8
Adjusted operating costs	132.1	$601 – $ 661
Taxes	32.2	146– 161
Sustaining capital	26.7	121– 134
After tax sustaining costs	191.1	$869 - $ 956
Expansion capital	29.7	135– 149
All-in after tax costs	220.8	$1,004 – $1,105

All-in after tax costs are projected to be $1,004 - $1,105 per ounce in 2014, compared to an actual cash cost of $1,248 for the year ended December 31, 2013. This is due to a projected reduction in capital spending from $78.0 million in 2013 to $56.4 million in 2014. Due to an expected lower realized gold price in 2014 compared to 2013, there will be a lower tax burden.

2013 Guidance Update and Forward-Looking Information

For 2013, the Company anticipated gold production of 190,000 to 210,000 ounces and exceeded this with production of 214,742 ounces.

WGC adjusted operating cost (“AOC”) for 2013 was estimated to be approximately $650 per ounce of gold; revised from $675 - $725 range. Actual AOC for the year was $650, which was as estimated.

All-in sustaining costs per ounce of gold were expected to be within $900 and $1,000 for 2013. Actual all-in sustaining cost for the year was $880, which was marginally lower than the bottom of the forecast range because Q4 gold production was greater than expected.

All-in costs per ounce of gold for 2013 were $1,073 which was lower than the bottom of the forecast range of $1,200 to $1,300 due to better than planned gold production and the timing of expansion capital expenditures.

Rio Alto’s 2013 objectives were:

Objective	Achievement
Replace mined oxide reserves/resources	Increased reserves (after mining depletion) by more than 50% (43-101 effective December 31, 2013)

Identify a mineral resource at La Colorada	Failed to discover an economic resource at La Colorada

Produce between 190,000 and 210,000 ounces of gold	Produced 214,742 ounces of gold

Complete copper-gold feasibility study	Significant progress made but did not complete the study

Build a power line to connect La Arena to the national grid
Commissioning to occur in August 2014. Negotiating construction cost and permitting caused delays

Improve safety record	There was one fatal accident. There were four other lost time accidents. La Arena’s lost time frequency indice was 1.01 compared to the Peruvian mining indice of 2.84. La Arena’s Lost Time Accident indice was 1.25 compared to the Peruvian mining indice of 2.19. The fatal accident caused La Arena’s accident severity indice to exceed the Peruvian accident severity indice by 60%. (Peru statistics January to November 2013.)

Improve community relations performance	Education programs for 2,469 children and 180 teachers conducted, medical clinics for 1,587 families including 426 children under 5 years of age, implemented 12 small business initiatives

Improve environmental programs	Completed 19 hectares of reclamation, in the process of another 17 hectares of reclamation work, continuously monitored water, soil and air quality at 73 different locations.

For 2014 the Company’s objectives are to:

  Replace mined oxide reserves;

  Continue exploration within the La Arena project area;

  Produce between 200,000 and 220,000 ounces of gold;

  Complete feasibility study for Phase II; and

  Improve safety and continue community relations and environmental programs.

Mine Operations

Mining

The following tables set out the materials mined and gold production for the fourth quarter and year compared with the 2013 year mine plan and comparable periods of 2012.

The average ore grade mined during Q4 was marginally lower than planned. Ore production was 44,323 tonnes per day (“tpd”) during the quarter compared to 39,478 tpd planned. Waste material mined averaged 56,130 tpd during the quarter compared with 63,673 tpd planned.

	Actual Q4 2013	Mine Plan Q4 2013	Actual Q4 2012
Tonnes – ore	4,077,748	3,632,000	2,571,532
Au g/t	0.59	0.61	0.63
Tonnes Waste	5,163,924	5,858,000	5,213,822
Waste : Ore ratio	1.3	1.6	2.0
Au ozs poured	70,551	58,808	51,725

The average ore grade mined during 2013 was 9 per cent better than planned. Ore mined averaged 39,746 tpd compared with 36,759 tpd planned. Waste mined averaged 63,006 tpd for the year compared to 64,036 tpd planned.

	Actual	Mine Plan for	Actual for
	2013	2013	2012
Tonnes – ore	14,507,292	13,417,000	8,003,493
Au g/t	0.59	0.54	0.84
Tonnes Waste	22,997,357	23,373,000	13,405,963
Waste : Ore ratio	1.6	1.7	1.7
Au ozs poured	214,742	200,181	201,113

Of the tonnes of ore mined 13,149,000 tonnes containing 261,000 ounces of gold were placed on the leach pad and approximately 1,358,000 tonnes containing 9,900 ounces of gold were stockpiled.

During the first three quarters of 2013 the mine focus was to push back the west wall of the Calaorco pit and accelerate leach pad and waste dump construction. As a consequence the mining fleet was increased to 28 trucks, three shovels and a loader to accommodate waste removal, civil construction efforts and maintain gold production. In 2014 the mining fleet will be reduced by one shovel and seven trucks. This reduced fleet will be able to maintain gold production in 2014 at levels similar to those of 2012 and 2013.

Mine operating costs, excluding inventory changes, at La Arena for the fourth quarter and year ended December 31, 2013 were as follows:

	Q4		2013
($000’s)		$/tonne ore		$/tonne ore

Mine management	3,072	0.75	13,000	0.90
Mining	19,538	4.79	74,344	5.12
Processing	3,356	0.82	12,484	0.86
Maintenance	1,782	0.44	6,752	0.47
Power generation	1,397	0.34	5,158	0.36
Contractors’ fees	2,856	0.70	10,544	0.73

Total	32,001	7.84	122,282	8.44

Operating costs for the year were higher per tonne of ore than for the fourth quarter of the year. This is principally due to the planned waste removal during the first eight months of the year as demonstrated by the waste to ore ratio of 1.6 for the year compared to 1.3 for Q4.

It is expected that mining cost will be reduced in Q1 2014 as the fleet size is reduced and as a consequence mine maintenance and contractors’ fee costs should reduce correspondingly.

Diesel consumption for the year amounted to 5.5 million gallons at an average cost of $4.04 per gallon as follows:

	$(000’s)	Gallons
Mine management	197	41,564
Mining	18,140	4,501,318
Processing	240	59,742
Maintenance	229	56,362
Power generation	3,510	870,162
	22,316	5,529,148

In addition to diesel costs mine operations included:

Mining costs include rental cost of $23.7 million, spare parts and repairs of $11.9 million, labour of $8.3 million, explosives of $6.0 million, outside services of $5.2 million and other materials of $1.0 million.

Processing costs included $4.9 million for 1,014 tonnes of NaCN, $2.8 million for 9,918 tonnes of lime and $2.2 million for other materials. Equipment rental, labour and outside services account for the remaining process plant costs.

Maintenance costs included labour of $3.1 million, equipment rentals of $0.8 million, outside services of $0.7 million and spare parts of $0.4 million.

Power generation costs consisted labour of $0.7 million, other materials of $0.5 million and outside services of $0.2 million.

Mine management cost is about 90 per cent labour.

NON-GAAP MEASURES

Many of the Company’s peers have adopted WGC guidance for the presentation of adjusted operating costs, all-in sustaining costs and total all-in costs. To facilitate comparison with its peers, Rio Alto includes these non-GAAP measures below.

Management’s operating and investment decisions are based on expected after-tax cash flows. Rio Alto believes that after tax operating cash flow, after tax cash flow after sustaining capital investment and after tax cash flow after expansion capital investment provides better measures of past performance and potential future performance than non-GAAP measures prepared in accordance with WGC guidance. Rio Alto’s tax inclusive performance measures are also included below.

World Gold Council adjusted operating costs, all-in sustaining and all-in costs per ounce sold

Non-GAAP metrics for presentation of WGC all-in sustaining and all-in total costs for gold mining companies has been adopted by many of the Company’s peers, Rio Alto’s presentation of these non-GAAP measures are set out below.

In thousands of United States dollars, except	Three months ended			Year ended
per ounce information		December 31,		December 31,
	2013	2012	2013	2012
Production costs	$35,283	$30,592	$125,535	$100,725
Lima office costs	1,650	2,930	4,384	5,852
Workers’ profit share	3,362	2,653	10,076	12,334
Cost of sales	40,295	36,175	139,995	118,911
Silver by-product revenue (note 25)	(203)	(65)	(494)	(295)
Adjusted operating costs	40,092	36,110	139,501	118,616
Vancouver office (note 27)(1)	1,099	4,715	3,424	7,393
Stock-based compensation (note 27)(1)	573	909	2,313	4,672
Accretion expense	387	403	1,547	1,648
Sustaining expenditures
Exploration	-	-	-	-
Property, plant and equipment (note 15)	13,355	15,195	42,224	69,100
Mineral property	-	-	-	-
All-in sustaining cost	55,506	57,332	189,009	201,429
Non sustaining expenditures:
Exploration	3,438	4,839	9,219	10,540
Property, plant and equipment (note 15)	-	-	13,625	-
Mineral property (note 16)	5,758	7,427	18,449	22,472
All-in cost	$64,387	$69,598	$230,302	$234,441
Ounces of gold sold	70,588	48,790	214,680	204,438
Adjusted operating costs per ounce	$567	$740	$650	$580
All-in sustaining cost per ounce	$786	$1,175	$880	$985
All-in cost per ounce	$912	$1,426	$1,073	$1,147

(1)	Excluding $1,231 accrued in respect of long-term bonus payable.

Rio Alto tax inclusive operating, sustaining and all-in costs

In thousands of United States dollars, except	Three months ended			Year ended
per ounce information		December 31,		December 31,
	2013	2012	2013	2012
Production costs	$35,283	$30,592	$125,535	$100,725
Lima office costs	1,650	2,930	4,384	5,852
Operating costs	36,933	33,522	129,919	106,577
Silver by-product revenue	(203)	(65)	(494)	(295)
Adjusted operating costs	36,730	33,457	129,425	106,282
Income tax	18,456	8,080	34,401	46,610
Workers’ profit share	3,362	2,653	10,076	12,334
Special mining tax	441	1,034	2,914	6,546
Modified royalty	1,349	(419)	3,491	5,970
Mining pension fund	(167)	710	570	710
Vancouver office	1,099	4,715	3,424	7,393
Sustaining expenditures
Exploration	-	-	-	-
Property, plant and equipment	13,355	15,195	42,224	69,100
Mineral property	-	-	-	-
After tax sustaining cost	74,625	65,425	226,525	254,945
Expansion expenditures:
Exploration	3,133	4,839	9,219	10,540
Property, plant and equipment	-	-	13,625	-
Mineral property	5,758	7,427	18,449	22,472
After tax all-in cost	$83,516	$77,691	$267,818	$287,957
Ounces of gold sold	70,588	48,790	214,680	204,438
Adjusted operating costs per ounce	$520	$686	$603	$520
After tax sustaining cost per ounce	$1,057	$1,341	$1,055	$1,247
After tax all-in cost per ounce	$1,183	$1,592	$1,248	$1,409

Results of Operations

The following table provides selected quarterly financial information:

	December	September30,	June 30,	March 31,	December	September	June 30,	March 31,
	31, 2013	2013	2013	2013	31, 2012	30, 2012	2012	2012

Revenue	$85,452	$77,651	$63,859	$58,160	$82,198	$60,924	$78,789	$94,594
Total assets	358,616	339,966	328,413	346,942	353,481	320,275	290,156	260,200
Working capital	48,150	48,155	40,258	53,045	55,600	47,457	66,498	60,931
Shareholders’ equity	261,641	251,067	234,356	236,986	227,582	198,223	184,518	152,365
Net income/(loss)	9,996	15,907	(3,229)	8,084	26,796	10,804	29,640	33,178
Basic income/(loss) per share	0.06	0.09	(0.02)	0.05	0.16	0.06	0.17	0.19
Diluted income/(loss) per share	0.06	0.09	(0.02)	0.04	0.16	0.06	0.16	0.18

The Company had net income of $10.0 million in Q4 2013, compared to $26.8 million for Q4 2012. The decrease in Q4 2013 net income was due to an increased provision for current and deferred taxes of $12.5 million and increased amortization of $5.5 million in Q4 2013 relative to the same period of 2012 partially offset by reduced general and administration expenses of $2.9 million compared to $5.6 million relative to the same period of 2012 including reduced salaries and bonuses of $2.6 million and share-based compensation of $0.9 million.

Sales revenue was $85.5 million in Q4 2013, a $3.3 million increase over Q4 2012, due to higher volume offset by a lower average price realized per ounce. Gold sold for cash during Q4 2013 amounted to 67,184 ounces at an average price of $1,237 per ounce compared to cash sales of 48,790 ounces at an average price of $1,683 per ounce in Q4 2012. In Q4 2013, there were 3,404 ounces of gold delivered to settle 3,583 ounces of the Prepayment obligation resulting in recognition of $2.2 million of deferred revenue, and there were 9,699 ounces of silver sold at a price of $21 per ounce. In Q4 2012, there were settlements under the Prepayment of nil ounces of gold. La Arena also had $0.1 million in silver revenue related to 2,267 ounces of silver sold at a price of $29 per ounce in Q4 2012.

Subsequent to December 31, 2013 La Arena delivered 3,687 ounces of gold to settle the April and May 2014 delivery obligations under the agreement. Deliveries of gold ounces from June to October 2014 to retire the Prepayment are:

	Gold ounces to be delivered
	Maximum	Notional	Minimum

Gold price	Less than $950	$1150 - $1,250	More than $1,450
	10,434	9,073	7,712

In addition to the gold delivery obligation the Company must repay a $3 million loan plus accrued interest of $0.4 million by October 2014.

The following table provides selected annual information for the three most completed financial years ended December 31, 2013, 2012 and 2011:

			For the seven-
	For the year ended	For the year ended	month financial year
			ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Revenue	$285,122	$316,505	$-
Total assets	$358,616	353,481	196,534
Working capital	48,150	55,600	35,050
Total non-current liabilities	25,729	34,938	47,569
Shareholders’ equity	261,641	227,582	115,309
Cash dividends declared	-	-	-

Net income (loss) & income (loss) before discontinued operations and extraordinary items	30,758	100,418	(547)

Income per share from continuing operations	0.17	0.58	-
Diluted income per share	0.17	0.57	-

The Company had a net income of $30.8 for the year ended December 31, 2013, compared to net income of $100.4 million for the year ended December 31, 2012. The $69.6 million decrease is primarily due to a $31.4 million decrease in revenue, a $21.3 million increase in cost of sales and a $14.2 increase in amortization expense, resulting in a gross profit of $109.2 million in 2013 compared to $176.0 million in 2012.

The difference in gross profit between the year ended December 31, 2013 and the year ended December 31, 2012 is attributable to lower gold sales; higher cost of sales; and increased amortization in 2013.

	2013	2012	Difference

Gold price	$1,337	$1,640	$(303)
Gold ozs sold	211,124	183,971	27,153
Gold – cash sales	$282,366	$301,632	(19,266)
Gold – deferred revenue	2,262	14,578	(12,316)
Silver sales	494	295	199
Sales	$285,122	$316,505	$(31,383)

Cost of operations	159,685	120,898	38,787
Change in mineral inventory	(18,831)	3,649	(22,480)
Change in consumable inventory	(859)	(5,636)	(4,777)
Cost of sales	139,995	118,911	21,084

Amortization	35,759	21,573	14,186
Gross profit	$109,368	$176,021	$(66,653)

Relative to 2012 in 2013:

  A lower average realized gold price reduced sales by $55.7 million and higher sales volume increased gold cash sales by $36.3 million, resulting in a decrease in gold cash sales of $19.3 million.

  Cost of operations increased by $38.8 million primarily because of tonnes of ore and waste mined of 37,505,000 tonnes exceeded the 2012 amount of 21,409,000 by 75 per cent.

  The net change in metals and consumable inventory during the year decreased cost of sales by $19.7 million.

  Amortization in 2013 was recorded at an average of $167 per ounce of gold compared to $106 per ounce in 2012. The difference arises from a change in the average amortization base and the reserve used. The average amortization base for 2013 was $98 million and the reserve was 620,000 ounces of recoverable gold. In 2012 the average amortization base was $66 million. The increased amortization base was primarily due to assets formerly classified as construction in process being brought into service. The recoverable reserve was essentially the same in both years.

General and administration costs

General and administrative costs were $2.9 million for the quarter ended December 31, 2013 compared to $5.6 million for the quarter ended December 31, 2012, and $7.0 million for the 2013 year compared to $12.2 million 2012 year. General and administrative costs include the Vancouver office that provides public company management and administration as well as insurance and risk management services. Costs incurred in the Lima office are charged to cost of sales.

The decrease in general and administration expense is primarily due to a decrease in stock based compensation and salaries and bonuses. Share-based compensation expense was $0.6 million for Q4 compared to $0.9 million in Q4 2012 and $2.3 million for the year ended December 31, 2013 compared to $4.7 million for the prior year. In late 2012 the board of directors decided that stock option awards would no longer be granted to employees or consultants and would only be granted in limited circumstances to attract new executive managers or to non-executive directors. Salaries and bonuses for Q4 2013 amounted to $0.4 million (for 2013 $1.3 million) compared to $3.8 million in Q4 2012 (for 2012 $5.1 million). No bonuses were accrued for executive managers in 2013. Executive managers are defined as the President and Chief Executive Officer, and Chief Financial Officer.

Other expense/income items

Included in income before taxes are several items resulting in a net charge to pre-tax income of $14.3 million. In 2012 the net credit to pre-tax income was $1.2 million arising in a $2.5 million accounting gain on the derivative gold liability partially offset by accretion of the asset retirement obligation of $1.6 million. The more significant 2013 items are a non-recurring impairment charge of $7.3 million and a non-recurring loss on partial settlement of the Prepayment of $5.4 million. The impairment charge reflects the write-off of surface rights acquired for the La Colorada exploration property. Evaluation and exploration costs at this property were expensed as incurred but the land acquisition costs were capitalized and subsequently written off once it was determined that the gold mineralization discovered did not represent an economic opportunity. The loss on partial settlement of the Prepayment arose from a cash payment $10.1 million to settle 7,882 ounces of the outstanding delivery obligations. The difference of $5.4 million between the cash paid and the deferred revenue amount of the settled ounces was reflected as an accounting loss on partial settlement of the Prepayment.

Liquidity and Capital Resources

The Company’s cash balance at December 31, 2013 was $27.1 million, which was a decrease of $11.5 million from December 31, 2012. Working capital of $48.2 million at December 31, 2013 decreased by $7.4 million from $55.6 million at December 31, 2012. This change was due to reclassification of the long-term debt ($3.4 million), deferred revenue ($8.0 million) and derivative liability ($0.7 million) from non-current to current liabilities according to their maturity.

At December 31, 2013 cash and cash equivalents include cash in bank accounts and interest bearing term deposits held in Peru, Canada and Barbados as follows:

	Peru	Canada	Barbados	Total
Cash	$17,407	$424	$9,159	$26,990
Deposits	-	87	-	87
	$17,407	$511	$9,159	$27,077

See "Financial Instruments and Risk Management" for a discussion of how the Company manages its liquidity risk.

The changes in cash, cash equivalents and working capital were due to the following activities:

Operating Activities:

Fourth Quarter

Cash generated by operating activities was $20.1 million in Q4 2013 compared to $11.4 million used by operating activities in Q4 2012. The cash generated by operating activities Q4 2013 stems from net income of

$11.4 million adjusted for non-cash items, totaling $11.5 million and changes in non-cash working capital of $6.3 million.

The non-cash items include amortization of $10.8 million, a change in deferred income taxes of $2.1 million, share-based compensation of $573, an unrealized loss on other assets of $165 and accretion of the asset retirement obligation of $387, which were partially offset by a change in deferred revenue of $2.2 million, and an unrealized gain on the derivative liability of $72. Reclamation costs of $317 were paid during Q4 2013.

Changes in non-cash working capital of $6.3 million increased operating cash flow in Q4 2013 compared to a change of $39.3 million for the corresponding period of 2012. The changes in non-cash working capital include an increase of $27.2 million in accounts receivable, an increase in IGV receivable of $12.4 million, an increase in taxes payable of $5.6 million, a decrease in accounts payable of $2.4 million, an increase in inventory of $2.2 million, and an increase of prepaid of $881, partially offset by an a increase in taxes payable of $5.6 million and an increase in deferred financing charges of $258.

Financial Year

Cash generated from operating activities were $77.4 million during 2013 compared to $97.6 million in 2012. Cash from operating activities generated in 2013 is from net earnings of $30.8 million adjusted for non-cash items, totaling $51.7 million and changes in non-cash working capital of $5.1 million.

The non-cash items include amortization of $35.8 million, write-off of the La Colorada exploration property of $7.3 million, deferred taxes of $3.2 million, amortization of share-based compensation of $2.3 million, an unrealized loss on other financial assets of $641 and accretion of the asset retirement obligation of $1.5 million, which were partially offset by the unrealized gain on the derivative liability of $1.3 million and a decrease in deferred revenue of $2.3 million. Reclamation costs of $918 were paid during 2013.

Changes in non-cash working capital of $5.1 million decreased operating cash flow during the year compared to changes in non-cash working capital decreasing operating cash flow by $7.7 million in 2012. The changes in non-cash working capital include an increase in accounts receivable of $1.3 million, an increase in inventory of $16.9 million and a decrease of taxes payable of $39.5 million, offset by a decrease in IGV of $49.2 million, and an increase in accounts payable of $3.5 million.

Financing Activities:

Fourth Quarter

Net cash proceeds from financing activities during the quarter ended December 31, 2013 was $6 compared to proceeds of $1.7 million in the quarter ended December 31, 2012 from the exercise of 20,000 common share options during Q4 and 961,103 common share options during the quarter ended December 31, 2012.

Financial Year

During 2013, the Company made a cash payment of $10.1 million to settle 7,882 notional ounces of the Prepayment and received $700 on the conversion of 336,720 common share purchase warrants and $288 on the exercise of 894,000 options. During the year ended December 31, 2012 proceeds of $2.9 million were received on the conversion of 2,720,610 common share purchase warrants and $4.3 million were received on shares issued upon the exercise of 3,070,000 common share options.

Investing Activities:

Fourth Quarter

During Q4, cash of $19.1 million was used in investing activities, compared to $19.0 million in the quarter ended December 31, 2012. The investing activities in Q4 were to develop the La Arena Project and consisted of additions to mineral properties and plant and equipment. Additions to plant and equipment were $13.4 million. Additions to mineral properties were $5.8 million.

Financial Year

During 2013, cash of $80.0 million was used in investing activities, compared to $92.4 million in 2012. Investing activities in 2013 consisted of additions to mineral properties and plant and equipment. Additions to plant and equipment were $55.9 million. Additions to mineral properties were $18.4 million.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt and the derivative liability.

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. Other financial assets and derivative liability are classified as fair value through profit or loss.

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy and the classification of financial assets and derivative liability are described in Note 29 to the Financial Statements.

Liquidity risk

The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Management believes that the ability to fund operations through cash generated from operations will be sufficient to meet the Company’s ongoing capital and operating requirements. At December 31, 2013, the Company’s working capital of $48.2 million was sufficient to meet its short-term business requirements.

In the normal course of business the Company enters into contracts and conducts business activities that give rise to commitments for future minimum payments. The following table summarizes the Company’s commitments:

	December 31, 2013

	Within 1 year	2 to 5 years	Over 5 years	Total
Accounts payable	$55,826	$3,001	$-	$58,827
Deferred revenue	8,040	-	-	8,040
Derivative liability	734	-	-	734
Asset retirement obligation	-	-	38,100	38,100
Debt	3,446	-	-	3,446
Lease commitments	343	332	-	675

	$68,389	$3,333	$38,100	$109,822

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The Company’s functional currency and its operating results and financial position are determined and reported in United States dollars. Fluctuations of foreign currencies in relation to the United States dollar will affect the reported results of the Company and may also affect the value of the Company’s assets and liabilities. The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Nuevo Sol exchange rate.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. The Company’s short-term debt bears interest at Libor + 6% (see Note 20 to the financial statements). The Company is subject to Libor rate fluctuations.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and its future profitability are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price.

Critical Accounting Estimates

Management makes judgments in the application of the Company’s accounting policies to prepare the Financial Statements. Additionally, the preparation of financial information and Financial Statements requires that management make assumptions and estimates about uncertain future events and the potential effect of uncertainty on the carrying amounts of the Company’s assets, including mineral properties, and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimated results as the estimation process is inherently uncertain. Estimates are continuously reviewed in light of historical experience and other relevant factors. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The judgments and estimates applied in the preparation of the Financial Statements are consistent with those applied and discussed in Note 3 to the Company’s audited consolidated financial statements for the financial year ended December 31, 2013.

The most critical accounting estimates for a mining company and for Rio Alto stems from the estimate of ore reserves. This estimate determines whether the carrying value of most assets is recoverable, the amortization basis of mineral property and related production assets, estimation of mine closure costs and allocation of costs to mineral inventories included in stockpiled ore, ore placed on the leach pad and work-in-process inventories.

Mineral properties and production assets such as the leach pad, waste dumps, leach and major event ponds, process plant, shops and warehousing facilities are amortized on a units-of-production basis over estimated recoverable gold contained in ore reserves. For 2013 the estimated ore reserves basis was 620,000 ounces of recoverable gold. Each ounce of production during the year resulted in amortization expense of $167 per ounce initially charged to mineral inventories and ultimately to cost of sales as inventory is sold. The estimation of ore reserves and expected gold recovery is performed by appropriately qualified geologists, engineers and metallurgists. However, the data used in the estimation process is a sample and not a complete population; therefore, the size of the reserve and eventual gold recovery is subject to revision. The Company recently announced an increase in its oxide ore reserves to approximately 1 million ounces of which about 920,000 ounces may be recoverable. For 2014, and excluding additions to the property, plant and equipment and mineral properties the amortization charge per ounce of gold produced will decrease from $167 per ounce to about $107 per ounce.

Transactions with Related Parties

Transactions with related parties are described in Note 32 of the Financial Statements and include salaries, benefits and directors fees totaling $1.8 million and share option benefits of $0.9 million.

Initial Adoption of Accounting Policies

Note 6 of the Financial Statements identifies new accounting standards adopted by the Company effective January 1, 2013. None of these standards resulted in a change in the accounts. The new standards are: IFRS 13 Fair Value Measurement; IFRIC 20 Stripping Costs in the Production Phase of a Mine; amendments to IAS 1 Presentation of Financial Statements; IFRS 10 Consolidated Financial Statements which resulted in amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in associates and Joint

Ventures; IFRS 12 Disclosure of Interests in Other Entities; IFRS 11 Joint Arrangements; and IAS 19 Employee Benefits.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions being considered by the Company; however, the Company continuously evaluates strategic transactions and may in the future enter into a transaction.

Events subsequent to December 31, 2013

Note 33 to the financial statements describes events that occurred after the year end until the date of the MD&A, including the delivery of gold ounces to settle the April and May 2014 obligations under the Prepayment.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Outstanding Shares and Options

As at the date of this MD&A, the Company has common shares and options exercisable into common shares outstanding as follows:

Number of common Shares

December 31, 2012	175,536,962
Exercise of stock options	894,000
Conversion of warrants	336,720
Total as at December 31, 2013	176,767,682
Exercise of stock options	220,000
Total as at March 28, 2014	176,987,682

		Weighted
	Number of	Average
Number of	Underlying	Exercise
Options	Shares	Price (C$)	Grant Date	Date of Expiry
420,500	420,500	$0.30	July 24, 2009	July 24, 2014
460,000	460,000	$1.50	September 20, 2010	September 20, 2015
750,000	750,000	$1.80	September 20, 2010	September 20, 2015
250,000	250,000	$1.90	November 5, 2010	November 5, 2015
250,000	250,000	$2.00	December 6, 2010	December 6, 2015
205,000	205,000	$2.39	March 11, 2011	March 11, 2016
2,721,750	2,721,750	$3.08	November 18, 2011	November 16, 2016
925,000	925,000	$3.22	November 18, 2011	November 16, 2016
200,000	200,000	$3.75	January 23, 2012	January 23, 2017
600,000	600,000	$5.25	September 10, 2012	September 10, 2017
950,000	950,000	$2.12	October, 23, 2013	October 23, 2018
7,732,250	7,732,250	$2.63

Evaluation of Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Company's DC&P. Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Company.

As at December 31, 2013, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Certifying Officers have concluded that, as of the end of the period covered by this MD&A, the DC&P were effective to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Certifying Officers have evaluated the effectiveness of the Company’s ICFR as at December 31, 2013 and have concluded that such ICFR is effective. The Certifying Officers have also concluded that, as of the end of the period covered by this MD&A, the ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its ICFR, the Company used the 1992 Internal Control – Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the controls were effective. Based on this assessment, management has concluded that, as of December 31, 2013, the Corporation’s internal control over financial reporting was effective based on those criteria. Due to inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation relating to the effectiveness in future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

During the quarter ended December 31, 2013, there were no changes to the Company's ICFR that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

Business Risk Factors

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Without limiting the foregoing, such risks include:

  Changes in the market price for mineral products, which have fluctuated widely in the past, will affect the future profitability of the Company’s operations and financial condition.

  Community groups or non-governmental organizations may initiate or undertake actions that could delay or interrupt the Company’s activities. See Social and Community Issues below.

  The Company has limited operating history and there can be no assurance of its continued ability to operate its projects profitably.

  Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

  Actual exploration, development, construction and other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration and development in the future.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire other commercially mineable properties.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse effect on the Company.

  Exploration, development and mining activities on land within Peru generally require both ownership of mining concessions and ownership of or a leasehold interest over surface lands (“surface rights”). The Company constantly seeks to expand its activities and may experience delays in obtaining surface rights or may not be able to acquire surface rights because of unwillingness by the owner of such rights to transfer ownership or the right to use at a reasonable cost or in a timely manner.

  The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

  Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

  Title to the Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

  Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse effect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

  The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

Readers should also refer to other risk factors outlined in the Company’s Annual Information Form (the “AIF”) dated March 28, 2014 as filed on SEDAR.

Social and Community Issues

In recent years communities and non-governmental organizations ("NGOs") have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGOs have taken such actions as road closures, work stoppages, and the filing of law suits for damages. Actions by communities and NGOs may have a material adverse effect on the Company's financial position, cash flow and results of operations.

Cautionary Statement on Forward-Looking Information

Certain information in this MD&A, including information about the Company’s financial or operating performance and other statements expressing management’s expectations or estimates of future performance and exploration and development programs or plans constitute “forward-looking statements”. This includes the 2014 gold production guidance, cost and capital spending guidance included in this MD&A and statements about corporate objectives for 2014, operations, deployment of mining fleets and reduced 2014 mining costs. Words such as “expect”, “will”, “intend”, “estimate”, “anticipate”, “plan” and similar expressions of a conditional or future oriented nature identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions. While considered by management to be reasonable in the context in which they are made, forward-looking statements are inherently subject to business risks and economic and competitive uncertainties and contingencies. The Company cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rio Alto’s actual financial results, future performance and results of exploration and development programs and plans to be materially different than those estimated future results, performance or achievements and that forward-looking statements are not guarantees of future performance, results or achievements. Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking are described under the heading Business Risk Factors.

Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, changes in the relative exchange rates for the dollar, the Canadian dollar, and the Peruvian Nuevo sol, interest rates, legislative, political, social or economic developments both within the countries in which the Company operates and in general, contests over title to property, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s operating, development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see Business Risk Factors, elsewhere herein.

Management continuously reviews its development plans and business running costs and, if necessary, revises them as business risk factors, uncertainties, contingencies and other factors change.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Qualified Person Review

The disclosure in this MD&A of scientific and technical information regarding the La Arena Project has been reviewed and verified by Enrique Garay, M Sc. P. Geo (AIG Member) Vice President Geology, Rio Alto. Mr. Garay is a Qualified Person for the purposes of National Instrument 43-101.

Technical and Scientific Information

All technical and scientific information contained in this MD&A regarding the La Arena Project has been taken from the La Arena Project, Peru – Technical Report (“Report”) with effective date of December 31, 2013, prepared by Mining Plus Peru SAC. A copy of the Report is available under the Company’s SEDAR profile. Readers are encouraged to read the Report in its entirety, including all qualifications, assumptions and exclusions that relate to the scientific and technical information set out in this MD&A. Technical and scientific information set out in this MD&A is subject to the qualifications, assumptions and exclusions set out in the Report. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Approval

The Board of Directors has approved the disclosure in this MD&A.

A copy of this MD&A, the Financial Statements, the AIF and previously published financial statements, management discussions and analysis as well as other information is available on the SEDAR website at www.sedar.com.